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Exhibit 99.2

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ENROLLMENT FORM

        Please sign the authorization located at the bottom of this form to enroll. Update the information below only if it is incorrect as printed at left or has changed.

Name 1

Name 2

Street Address

City/State/Zip Code

Home Telephone Number
(            )

Business Telephone Number
(            )

c/o Registrar and Transfer Company
10 Commerce Drive    •    Cranford, New Jersey 07016-3572

NOTE: This Is Not A Proxy

        Dividend Reinvestment—You may choose to reinvest all or any portion of the cash dividends paid on ACNB Corporation common stock registered in your name, which will be held for you under the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan (the "Plan"), by selecting the appropriate option below. Enrollment forms need to be received at least five (5) business days before a dividend record date.

q -Full Dividend Reinvestment.

        I/we wish to reinvest all of my/our cash dividends in additional shares of ACNB Corporation common stock. (You must own at least 100 registered shares to be eligible for participation in the Plan.)

q -Partial Dividend Reinvestment.

        I/we wish to reinvest cash dividends payable on                        shares of ACNB Corporation common stock, currently registered in my/our name, for the purchase of additional shares of common stock. (You must enroll at least 100 shares or at least 10% of your holdings, whichever is greater.)

        Voluntary Cash Purchases—You may also make voluntary cash purchases of ACNB Corporation common stock, subject to the minimum and maximum investment amounts indicated below, by completing this form and sending it and a check drawn on a U.S. bank in U.S. dollars payable to "Registrar and Transfer Company, Plan Administrator" at the address set forth below. Registrar and Transfer Company must receive your check at least five (5) business days, but not more than thirty (30) calendar days, prior to a dividend payment date; otherwise, your check will be returned to you. Purchases will be made on a quarterly basis as outlined in the Plan.

q -Amount of Voluntary Cash Purchase: $

        (This amount must be at least $100 and not more than a total of $5,000 per calendar quarter, inclusive of any automatic deductions for such purchases.)

        Automatic Quarterly Purchases—You may authorize quarterly deductions from your bank account for voluntary cash purchases. Registrar and Transfer Company will automatically debit your bank account quarterly on the 5th day of March, June, September and December, and invest these deductions in ACNB Corporation common stock. If the 5th day falls on a Saturday, Sunday or federal holiday, your account will be debited on the next business day. To initiate these deductions, please complete this form and send it, along with a deposit slip or voided check for your account, to Registrar and Transfer Company at the address set forth below.

q -Amount to be deducted: $

        (This amount must be at least $100 and not more than a total of $5,000 per calendar quarter, inclusive of any voluntary cash purchases by check.)

Please return this enrollment form to:
Registrar and Transfer Company, Attn: Stock Purchases/DRP Dept., P.O. Box 664, Cranford, NJ 07016.

        All parties named in the account registration for your ACNB Corporation common stock must sign this enrollment form.

Signature  Date  Signature (if necessary)  Date

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  Exhibit 99.2
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ENROLLMENT FORM